NetApp, Inc.  (NTAP)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

NetApp Shareholder since 2012

Please support both written consent proposals, Proposal 6 for window-dressing written consent and Proposal 7 for practical written consent

Why would any group of shareholders find it attractive to seek the formal backing of 25% of all shares outstanding to simply obtain a date on a calendar from management per management Proposal 6? What is so attractive about a date on a calendar that would trigger a group of shareholders to organize 25% of all shares outstanding? A single shareholder can perform such a ministerial function.

At a large number of companies organizing 25%, or even 10% or 15% of shares, can guarantee that management will be forced to call a special shareholder meeting – much more attractive option.

However NetApp has a severely restricted form of a shareholder right to call a special shareholder meeting. NetApp excludes all shares owned for less than one year from any formal participation in calling for a special shareholder meeting.

Shareholders who made their decision to buy NetApp stock less than a year ago can be the most informed shareholders. NetApp excludes such shareholders from having any formal input in calling for a special shareholder meeting. Such recent shareholders can be the most attuned shareholders to emerging opportunities or emerging problems for NetApp.

Under the restricted NetApp special meeting rules such informed shareholders have less incentive to bring emerging opportunities or emerging problems to the attention of management and shareholders.

Please support both written consent proposals, Proposal 6 for window-dressing written consent and Proposal 7 for practical written consent

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.